William Gleeson
Applied Minerals, Inc.
110 Green Street, Suite 1101
New York, NY 10012
212.226.4251
wgleeson@appliedminerals.com

By EDGAR Transmission

April 16, 2014

Securities and Exchange Commission
Washington, D.C. 20549
Attn: John Reynolds, James Lopez, and Erin Wilson

Re: Acceleration Request
Applied Minerals, Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-191532

Ladies and Gentlemen

In accordance with Rule 461 under the Securities Act, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on April 18, 2014 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

In connection with this request, the Registrant acknowledges that:

•
should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Very truly yours,

/s/ Andre Zeitoun

Andre Zeitoun, Chief Executive Officer